Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291818

AMENDMENT NO. 2 DATED SEPTEMBER 21, 2026

TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 6, 2026

TO PROSPECTUS DATED DECEMBER 3, 2025

Up to $2,754,500

Common Stock

Myseum.AI, Inc.

This Amendment No. 2 to prospectus supplement (“Amendment”) amends and supplements the information in the prospectus, dated December 3, 2025, filed as a part of our registration statement on Form S-3 (File No. 333-291818), as supplemented by our prospectus supplements dated February 6, 2026 and April 23, 2026 (collectively, the “Prior Prospectuses”). This Amendment should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.0001 per share, from time to time pursuant to the terms of that certain Sales Agreement with The Benchmark Company, LLC, or Benchmark, dated February 10, 2025, as amended by that certain First Amendment to Sales Agreement dated February 6, 2026 (as amended, the “Sales Agreement”).

Since our entry into the Sales Agreement, we have offered and sold an aggregate of 750,000 shares of common stock for gross proceeds of approximately $3.3 million pursuant to the Sales Agreement.

This supplement is being filed to reflect that, on September 21, 2026, we entered into that certain Second Amendment to Sales Agreement with Benchmark to reflect Benchmark’s assignment of its rights, interests, and obligations under the Sales Agreement to StoneX Financial Inc., an affiliate of Benchmark. All references to “The Benchmark Company, LLC” as the “Sales Agent” in the Sales Agreement shall hereafter be deemed to refer to StoneX Financial Inc., an SEC-registered broker-dealer and member of FINRA and SIPC. The defined term “Sales Agent” as used in the Sales Agreement shall mean StoneX Financial Inc.

From April 23, 2026, the date of the Amendment No. 1 to Prospectus Supplement, through the date of this supplement, we have not sold under the Sales Agreement, leaving approximately $2,754,500 available to be offered by this supplement, and the Prior Prospectuses. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our common stock is listed on The Nasdaq Capital Market under the symbol “MYSE.” On September 18, 2026, the last reported sale price of our common stock was $1.98 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-4 of the Prior Prospectuses, and in the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, incorporated by reference into this prospectus before making a decision to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STONEX GROUP INC.

The date of this prospectus supplement is September 21, 2026